    As filed with the Securities and Exchange Commission on February 10, 2000


                                                   Registration No. 333-91949

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              --------------------
                                  CYGNUS, INC.
             (Exact name of registrant as specified in its charter)



            DELAWARE                                   94-2978092
--------------------------------------------------------------------------------
(State or other jurisdiction of                     (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                               400 PENOBSCOT DRIVE
                       REDWOOD CITY, CALIFORNIA 94063-4719
                                 (650) 369-4300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 JOHN C HODGMAN
                  CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT
                                  CYGNUS, INC.
            400 PENOBSCOT DRIVE, REDWOOD CITY, CALIFORNIA 94063-4719
                                 (650) 369-4300
--------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                   Copies to:

                                 BLAIR W. WHITE
                          Pillsbury Madison & Sutro LLP
                                  P.O. Box 7880
                             San Francisco, CA 94120

        Approximate date of commencement of proposed sale to the public:
        From time to time this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
_____________
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/


                        CALCULATION OF REGISTRATION FEE
=========================================================================================================================
      Title of Each              Amount To                Proposed                 Proposed                  Amount of
   Class of Securities        Be Registered           Maximum Offering         Maximum Aggregate         Registration Fee
    To Be Registered                                 Price Per Share             Offering Price
--------------------------   -------------------   -----------------------  ------------------------  -------------------
Common Stock, $.001 par         391,868 shares(1)          $9.4375(2)              $3,698,254(2)            $1,028.11(4)
value(3)

Common Stock, $.001 par         215,000 shares(5)          $16.46875(6)            $3,540,781(6)            $984.34
value(3)
=========================================================================================================================


(1) Includes (i) up to 252,818 shares of common stock to be issued upon conversion of Cygnus' 8.5% Convertible Debentures due 2004 (the "Debentures"), (ii) up to 139,050 shares of common stock to be issued upon exercise of Common Stock Purchase Warrants issued in connection with the Debentures (the "Debenture Warrants"), and (iii) an indeterminate number of additional shares of common stock as may from time to time become issuable upon conversion of the Debentures and Debenture Warrants by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on November 26, 1999.


(3) Associated with the Common Stock are Series A Participating Preferred Stock Purchase Rights that will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.


(4)      Previously paid.



(5) Includes (i) up to 215,000 shares of Common Stock to be issued upon exercise of Common Stock Purchase Warrants, and (ii) an indeterminate number of additional shares of Common Stock as may from time to time become issuable upon conversion of the Common Stock Purchase Warrants by reason of stock splits, stock dividends and similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.



(6) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Company's Common Stock on the Nasdaq National Market on
     February 3, 2000.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


                 Subject to Completion, dated February 10, 2000

PROSPECTUS

                              ---------------------


                                 606,868 Shares


                                  CYGNUS, INC.

                                  Common Stock

                              ---------------------




         These shares may be offered and sold at various times by the stockholders identified in this prospectus. The offering is not being underwritten.


         The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

         The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is traded on the Nasdaq National Market under the symbol "CYGN."

                              ---------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5.


                              ---------------------
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              ---------------------








                The date of this prospectus is February __, 2000

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Cygnus common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

         YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. ALL REFERENCES TO "WE," "US," "OUR," "CYGNUS" OR THE "COMPANY" IN THIS PROSPECTUS MEAN CYGNUS, INC.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus, including in the documents incorporated by reference, that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "predicts" "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus, including in the documents incorporated by reference.

         You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                                   OUR COMPANY



         We are engaged in the development and manufacture of diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. Our current efforts are primarily focused on a frequent, automatic and non-invasive glucose monitoring device (the GlucoWatch-Registered Trademark-monitor).



         Cygnus was incorporated in California in 1985 and was merged into a Delaware corporation in September 1995. Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063, and our telephone number at that address is (650) 369-4300.


THE GLUCOWATCH-REGISTERED TRADEMARK- SYSTEM.


         Our GlucoWatch-Registered Trademark- monitor represents a potential advance in glucose monitoring technology as compared to the currently prevailing "finger stick" blood monitoring method. The GlucoWatch-Registered Trademark-monitor is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1997 (Boston Biomedical Consultants, Inc.). It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the United States alone, more than ten million people have been diagnosed, with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies.



         Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, we believe most people with diabetes currently test their glucose levels less than half as often as recommended resulting in insufficient glucose information to make decisions that could better control glucose fluctuations. This lack of information, we believe, presents a significant unmet demand for a frequent, automatic and non-invasive glucose monitoring device.



        To address this unmet demand, we are developing the GlucoWatch-Registered Trademark- monitor, which is expected to provide additional glucose information to people with diabetes. The device, which is worn like a wristwatch, is designed to automatically and non-invasively extract and measure glucose levels through intact skin up to three times per hour. The extracted glucose is collected in a consumable component called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch-Registered Trademark- monitor potentially offers a combination of features, such as alerts indicating hypo- and hyperglycemic conditions; event markers which record factors that affect glucose levels; and the ability to download stored information to personal computers to analyze glucose data and trends.



         The GlucoWatch-Registered Trademark- monitor provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns in glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in health care facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. Following a three-hour warm-up period and calibration from a finger stick blood measurement, the device is capable of providing up to three non-invasive glucose measurements per hour for 12 hours. In addition, the GlucoWatch-Registered Trademark- monitor has the capability to alert users when glucose levels are too high or too low. These situations may be hard to identify with regular glucose testing alone.



         In July 1999, the FDA notified Cygnus that our PMA application was deemed suitable for filing and was granted expedited review status. Our 5,000-page PMA application included analyses of clinical studies conducted on more than 600 people with diabetes, who used the device for up to six weeks. The studies, which were performed at more than 15 clinical sites across the United States, involved over 25,000 hours of use of the GlucoWatch-Registered Trademark- monitor. The participants consisted of a cross-section of racial and age groups, diabetes types (both type 1 and type 2), and other defining characteristics. Approximately 19,000 paired data points were generated from the studies, comparing glucose measurements obtained by the GlucoWatch-Registered Trademark- monitor to glucose measurements obtained with finger-stick monitors using capillary blood.



         On December 6, 1999, we announced that our premarket approval application (PMA) for the GlucoWatch-Registered Trademark- monitor received an unanimous recommendation for approval with conditions by the Food and Drug Administration's (FDA) Clinical Chemistry and Clinical Toxicology Devices Panel of the Medical Devices Advisory Committee. The Advisory Committee suggested three conditions for approval. The first is an education program, about which we have already been in discussion with the FDA. In order to satisfy the second condition, the labeling will be revised in accordance with recommendations to be given to the FDA by the Committee. Third, the Committee suggested post-market study of detection of hypoglycemia and hyperglycemia. Although the FDA is not bound by the decisions of the advisory committee, the agency typically follows its advisory committees' advice.



         In 1996, we entered into collaboration agreements with Becton Dickinson & Company and Yamanouchi Pharmaceutical Co., Ltd. for the commercialization of the GlucoWatch-Registered Trademark- monitor. Under the Yamanouchi agreement, Cygnus granted Yamanouchi the marketing and distribution rights of the GlucoWatch-Registered Trademark- monitor in Japan and Korea. Cygnus is eligible to receive up-front and milestone payments prior to commercialization and to receive a percentage of the product's future commercial success. In March of 1998, we announced the termination of our agreement with Becton Dickinson. Consequently, we will not receive any future milestone payments under the Becton Dickinson agreement. We are currently in discussions with a short list of companies to establish an alliance for the commercialization of the GlucoWatch-Registered Trademark- monitor to provide for distribution, sales, marketing, and customer service support in North America and Europe. There can be no assurance that we will be able to enter into new collaborative arrangements. On December 2, 1999, we announced the receipt of a CE Certificate for the GlucoWatch-Registered Trademark- monitor, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. We demonstrate compliance to BS EN ISO 9002 and EN 46002.



         In 1998, we entered into long term agreements with E.I. du Pont de Nemours & Company ("DuPont") for the development and supply of thick film materials for our GlucoWatch-Registered Trademark- monitor. A key component of the GlucoWatch-Registered Trademark- monitor is the sensor, which we developed with DuPont's materials. The agreements call for continued cooperation for future sensor technology developments and continued supply of materials.



         In September 1998, we were awarded a Phase I Small Business Innovative Research Grant for "High Performance Biosensor Electrode Materials" from the National Institute of Diabetes and Digestive and Kidney Diseases division of the NIH. We plan to use funding to investigate advancements in biosensor materials used for glucose detection and measurement, potentially to include in future versions of the GlucoWatch-Registered Trademark- monitor.



         On December 15, 1999, we announced that the sale of substantially all of our drug delivery business assets to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company, was finalized upon receiving clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We had announced on November 17, 1999 that we had entered into a definitive agreement to sell most of the assets of our drug delivery business to Ortho-McNeil Pharmaceutical, Inc. We sold all of the assets of our drug delivery business to Ortho-McNeil except those relating to a nicotine patch under development and one other early-stage project - both of which have since been terminated. Cygnus products that were sold include certain assets related to the Nicotrol-Registered Trademark-(Pharmacia AB, Stockholm, Sweden) nicotine system that is being marketed by Pharmacia & Upjohn in Europe and by McNeil Consumer Healthcare, a Johnson & Johnson company, in the US; two hormone replacement transdermal products: a 7-day estrogen patch recently approved by the U.S. Food and Drug Administration and an estrogen/progestin combination product that completed Phase III clinical trials; and the EVRA-TM- (Johnson & Johnson, New Brunswick, New Jersey) contraceptive patch we were developing with the R.W. Johnson Pharmaceutical Research Institute. Under the terms of the agreement, we received $20 million in cash at closing, and Ortho-McNeil will pay up to an additional $55 million in cash, contingent on the achievement of certain milestones. The remaining contingent payments relate to the achievement of certain technical, regulatory and commercialization milestones related to the EVRA-TM-transdermal contraceptive patch. The primary reason for selling the drug delivery business was to focus management attention and corporate resources on our glucose monitoring business. We will use the proceeds to accelerate commercialization activities for the GlucoWatch-Registered Trademark-monitor.

                                  RISK FACTORS

         IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


         WE MAY NOT RECEIVE FDA APPROVAL.



         Although the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee has recommended the GlucoWatch-Registered Trademark- monitor for approval for sale in the United States with three conditions, there can be no assurance that we can meet these conditions or, if we can, that the recommendation of the Committee will convince the FDA to approve the product. There can be no assurance that the FDA will approve the GlucoWatch-Registered Trademark- monitor on the same terms, if at all.



         OUR PRODUCT PIPELINE IS SEVERELY LIMITED.



         With the sale of the majority of the drug delivery business assets to Ortho-McNeil Pharmaceutical, Inc., and the termination of the remaining drug delivery projects, we are now exclusively focused on diagnostic medical devices, predominantly a line of frequent, automatic and non-invasive glucose monitoring devices. There is an inherent risk in not having a broad base of products in development and we cannot assure you that we will be successful with this narrow line of products.



         WE CANNOT PREDICT THE MARKET ACCEPTANCE OF OUR PRODUCTS.



         We are focusing our efforts predominantly on a line of frequent, automatic, and non-invasive glucose monitoring devices. No one can predict market acceptance or penetration of such products, given that they are entirely different from any glucose diagnostic product currently on the market. There is a risk in introducing a very new type of product in market of established "finger stick" glucose monitors, and we cannot assure that our products will be accepted or in what degree. Additionally, other new frequent, automatic, and non-invasive glucose montoring devices may be in development by competitors, and we cannot predict what impact introduction of competing products will have on our market sales.



         WE FACE INTENSE COMPETITION.

         The medical device industry in general, and the market in which we expect to offer the GlucoWatch-Registered Trademark- monitor in particular, is intensely competitive. Even if we successfully develop the GlucoWatch-Registered Trademark- monitor, we will compete with other providers of personal glucose monitors. A number of our competitors are currently marketing traditional glucose monitors. These monitors are widely accepted in the health care industry and have long histories of accurate and effective use. Furthermore, a number of companies have announced that they are developing products that permit non-invasive and/or frequent and automatic glucose monitoring. Accordingly, we expect competition to increase.

         Many of our competitors have substantially greater resources than we do and have greater name recognition and lengthier operating histories in the health care industry. We cannot assure you that we will be able to compete effectively against our competitors. Additionally, we cannot assure you that the GlucoWatch-Registered Trademark- monitor or our other products under development will replace any currently used devices or systems. Furthermore, we cannot assure you that our competitors will not succeed in developing, even before we develop and commercialize the GlucoWatch-Registered Trademark-monitor or our other products under development, devices and technologies that permit more efficient, less expensive non-invasive and/or frequent and automatic glucose monitoring. Pharmaceutical or other health care companies may also develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of diabetes or otherwise render our products obsolete. In addition, we cannot assure you that our collaborative partners will not, for competitive reasons, reduce their support of their collaborative arrangements with us or support, directly or indirectly, a company or product that competes with us.

         THIRD PARTIES MAY NOT REIMBURSE PATIENTS, HOSPITALS AND PHYSICIANS FOR THE COSTS OF MEDICAL DEVICES.

         In the United States, patients, hospitals and physicians who purchase medical devices such as the GlucoWatch-Registered Trademark- monitor generally rely on third-parties, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse them for all or a portion of the costs of medical devices. Health care providers in the U.S. have generally reimbursed costs of FDA-approved devices. However, some health care providers are gradually adopting a managed care system, providing comprehensive health care services for a fixed cost per person. We cannot predict what changes governmental or private health care providers will make
in their reimbursement methods.   Additionally, reimbursement and health care
payments in international markets vary significantly among counties. If patients, hospitals, or physicians in the U.S. or abroad cannot obtain sufficient reimbursement for our products, our business could be seriously harmed.



         WE HAVE INCURRED SUBSTANTIAL LOSSES, HAVE A HISTORY OF OPERATING LOSSES, HAVE AN ACCUMULATED DEFICIT AND EXPECT CONTINUED OPERATING LOSSES.



         We have a limited operating history to evaluate our prospects. You should consider our prospects in light of the substantial risks, expenses and difficulties encountered by companies entering into the medical device industry. We reported a net loss of $4.1 million for the quarter ended September 30, 1999 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch-Registered Trademark- monitor. We cannot assure you that we will generate significant revenues or achieve profitability. To date, we have generated limited revenues from product sales. We do not have significant experience in manufacturing, marketing or selling our products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from:



         * product development and licensing fees related to our products under development, and



         * manufacturing and royalty revenues from the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch and the FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains, New Jersey) system.



         As a result of the sale of our drug delivery business, we will no longer receive manufacturing revenue or royalty payments from the Nicotrol-Registered Trademark- patch or the FemPatch-Registered Trademark-system. If we obtain regulatory approvals, we expect that a substantial portion of our future revenues will be derived from sales of the GlucoWatch-Registered Trademark- monitor and other products currently under development.

         WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

         In order to continue to develop our products, we will require substantial resources to conduct research and conduct preclinical development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements.

         Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with corporate partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves.


         We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings such as potential product funding collaborations or financings, and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments and capital expenditure requirements at least through the end of the year 2000. The amounts and timing of future expenditures will depend on:


         *    progress of ongoing research and development;

         *    results of preclinical testing and clinical trials;

         *    rates at which operating losses are incurred;

         * executing any development and licensing agreements with corporate partners;

         *    developing our products;

         * manufacturing scale-up for the GlucoWatch-Registered Trademark-monitor;

         *    the FDA regulatory process; and

         *    other factors, many of which are beyond our control.

         WE DEPEND ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS.


         Our strategy to develop, clinically test, obtain regulatory approval, manufacture and commercialize our products depends, in large part, upon our ability to selectively enter into and maintain collaborative arrangements with licensees and distributors. If we commercialize our GlucoWatch-Registered Trademark- monitor, we will depend upon Yamanouchi Pharmaceutical Co., Ltd. to market and distribute the GlucoWatch-Registered Trademark- monitor in Japan and Korea. We do not have any marketing or distribution agreements for the GlucoWatch-Registered Trademark- monitor other than the Yamanouchi collaboration. However, we are currently involved in discussions with a short list of companies about collaborating to market and distribute the GlucoWatch-Registered Trademark- monitor in North America and Europe.


         Our licensees and distributors generally have the right to terminate product development, for any reason without significant penalty, at any time before we are granted regulatory approval. These cancelations may cause us to delay, suspend or abandon our clinical testing, regulatory filings and product development and commercialization efforts. Licensees have exercised this right in the past and we cannot assure you that current and future licensees or distributors will not exercise this right in the future. All payments to us under our licensing and distribution agreements depend on future events or sales levels, and the licensee or distributor may terminate these agreements. As a result, we cannot assure you when or if we will receive any particular payment. In the past, some of our licensees, distributors and collaborators have asked us to modify the terms of existing agreements. If a licensee or distributor stopped funding one of our products, we would either fund development efforts ourselves, enter into an agreement with an alternative licensee or distributor, or suspend further development work on the product. We cannot assure you that we would be able to negotiate an acceptable agreement with an alternative licensee or distributor.

         Additionally, we may choose to self-fund certain research and development projects in order to exploit our technologies. If these activities result in a commercial product, they will help our long-term operating results. However, any increase in self-sponsored research and development or sales and marketing activities will negatively affect our short-term operating results. Furthermore, we cannot control the resources and attention a licensee or distributor devotes to a product. As a result, we may experience delays in clinical testing, regulatory filings and commercialization efforts conducted by our licensees or distributors. We cannot assure you that our licensees or distributors will not, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products that is the subject of its license or distributor agreement with us. Furthermore, any dispute between us and one of our licensees or distributors might require us to initiate or defend against expensive litigation or arbitration proceedings. If one of our licensees or distributors terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or significantly disputes or breaches a contractual commitment, then we would likely be required to seek an alternative licensee or distributor. We cannot assure you that we would be able to reach agreement with a replacement licensee or distributor. If we were unable to find a replacement licensee or distributor, we might not be able to perform or fund the activities of the current licensee or distributor. Even if we were able to perform and fund these activities, our capital requirements would increase substantially. In addition, the further development and the clinical testing, regulatory approval process, marketing, distribution and sale of the product covered by such licensee or distributor would be significantly delayed. (See "Risk Factors - we have limited marketing and sales experience.")


         For us to be competitive, we will need to develop, license or acquire new products. Furthermore, our ability to develop and commercialize products in the future will depend, in part, on our ability to enter into collaborative arrangements with additional licensees on favorable terms. We cannot assure you that we will be able to enter into new collaborative arrangements on favorable terms, if at all, or that existing or future collaborative arrangements will succeed.


         WE DEPEND ON LICENSED PATENT APPLICATIONS AND PROPRIETARY TECHNOLOGY.

         Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and abroad. Since patent applications in the U.S. are secret until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, we cannot be certain that we were the first to file our patent applications or that we will not infringe upon third party patents. We cannot assure you that any patents will be issued with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors.

         We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our licensees, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could materially adversely affect us.

         WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.


         As of September 30, 1999, we had indebtedness of approximately $51.6 million. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to the our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, to sell all or a portion of our assets, or to sell equity securities. There is no assurance that we could successfully refinance, sell our assets or sell equity securities, or, if we could, we cannot give any assurance as to the amount of proceeds we could realize.


         In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock. Although we do not currently conduct operations through subsidiaries, we may elect to do so as products become commercialized. In such event, our cash flow and our ability to service debt would partially depend upon the earnings of our subsidiaries and the distribution, loaning or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries would be subject to statutory or contractual restrictions, would depend upon the earnings of those subsidiaries and would be subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization would be effectively subordinated to the claims of our subsidiaries' creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any senior indebtedness.


         WE HAVE LIMITED MARKETING, DISTRIBUTION, MANUFACTURING AND SALES EXPERIENCE.



         We have limited experience marketing, distributing, manufacturing or selling medical device products. To successfully market, distribute, manufacture and sell the GlucoWatch-Registered Trademark- monitor or our other monitoring products under development, we must either develop a more extensive marketing, distributing, manufacturing and sales force or enter into arrangements with third parties to market, distribute, manufacture and sell our products. We cannot assure you that we could successfully develop a more extensive marketing, distributing, manufacturing and sales force or that we could enter into acceptable marketing, distributing, manufacturing and sales agreements with third parties. If we maintain our own marketing, distributing, manufacturing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing, distributing, manufacturing and sales operations. If we enter into a marketing arrangement with a third party, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount. We may be unable successfully to commercialize our products.


         WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

         The design, development, manufacture and use of our products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that we will not be subject to product liability claims, that our current insurance would cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business, financial condition and results of operations could be materially and adversely affected.

         WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

         Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could adversely affect our business, financial condition and operating results.

         OUR STOCK PRICE IS VOLATILE.

         The trading price of our common stock substantially fluctuates in response to factors such as:

         - announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing;

         -    developments or disputes governing proprietary rights;

         - technological innovations or new commercial products, government regulatory action, and general conditions in the medical technology industry;


         -    changes in securities analysts' recommendations; or


         -    other events or factors, many of which are beyond our control.

         In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may adversely affect the market for our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

         WE DO NOT PAY DIVIDENDS.

         We have never declared or paid cash dividends on our common stock. Our current bank term loan precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                           PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

         The table below sets forth the following information:

         -    the name of each selling stockholder;

         -    the number of shares each selling stockholder beneficially owns;

         - the number of shares the selling stockholder may resell under this prospectus; and

         - the number of shares each selling stockholder would own, assuming that each selling stockholder sells all of the shares it may sell under this prospectus.

         Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders. Except as otherwise indicated, we believe that the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by them, subject to community property laws where applicable.

         The actual number of shares of common stock offered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares that may be issued or issuable:

         - upon exercise of the warrants or adjustment mechanisms in the warrants; or


         - upon conversion of the convertible debentures or adjustment mechanisms in the convertible debentures; or


         - by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act of 1933.


                                          Shares Beneficially     Shares Offered     Shares Beneficially
                                           Owned Prior to the        by this             Owned After
                                               Offering             Prospectus           the Offering
                                               --------             ----------           ------------
Conseco Direct Life Insurance Company             114,723               20,900              93,823

The Gleneagles Fund Company                       191,647               35,268             156,379

Lancer Securities (Cayman) Limited                191,647               35,268             156,379

Palladin Partners I, L.P.                         152,524               27,431             125,093

Palladin Overseas Fund Limited                    114,723               20,900              93,823

PGEP III, L.L.C.                                  114,723               20,900              93,823

Halifax Fund, L.P.                              1,263,273              231,201           1,032,072

Petkevich & Partners, LLC                         120,000              120,000                   0

Cripple Creek Securities, LLC                      95,000               95,000                   0




         The shares being sold by the selling stockholders were issued in connection with the exercise of warrants and conversion of convertible debentures issued to the selling stockholders.


                              PLAN OF DISTRIBUTION

         The selling stockholders may, from time to time, sell all or a portion of the shares:

         - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

         -    in privately negotiated transactions or otherwise;

         -    at fixed prices that may be changed;

         -    at market prices prevailing at the time of sale; or

         -    at prices related to such market prices or at negotiated prices.

         The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

         - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         -    purchases by a broker or dealer as principal;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -    privately negotiated transactions;

         -    short sales; and

         -    a combination of any of the above methods of sale.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for selling stockholders, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to selling stockholders. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.


         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If the selling stockholders engage in such transactions, the price of our common stock may be affected. Under the Convertible Debenture and Warrant Purchase Agreement, the selling stockholders may not make any sales with the intention of reducing the price of our common stock. From time to time the selling stockholders may pledge their shares pursuant to the margin provisions of their agreements with their brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time.


         The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person which may affect the marketability of the shares. The selling stockholders also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

         We are required to pay certain fees and expenses incident to the registration of the shares.

         We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

         We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS


         Certain legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California.


                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our financial statements (and schedules) included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedules) are incorporated by reference in reliance upon Ernst & Young's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Cygnus and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

         THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT IT CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CYGNUS TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

         The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1998;


2. Quarterly Reports on Form 10-Q filed by Cygnus for the fiscal quarters ended March 31, 1999 (Amendment No. 2), June 30, 1999 and September 30, 1999 (Amendment No.1);



3. Current Reports on Form 8-K dated June 7, 1999, July 2, 1999, July 20, 1999, July 28, 1999, October 20, 1999, November 4, 1999, November 22, 1999,
     December 13, 1999 and December 30, 1999;


4. The description of common stock contained in Cygnus' registration statement on Form 8-A; and

5. The description of our Series A Junior Participating Preferred Stock contained in the registration statement on Form 8-A12B/A filed December 14, 1988.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

     CYGNUS, INC.
     400 PENOBSCOT DRIVE
     REDWOOD CITY, CALIFORNIA 94063
     ATTENTION:  CORPORATE COMMUNICATIONS
     TELEPHONE REQUESTS MAY BE DIRECTED TO:  (650) 369-4300
     FACSIMILE REQUESTS MAY BE DIRECTED TO (650) 599-2503

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Commission registration fee.


                                                               AMOUNT

           SEC registration fee                             $  2,012.45

           Accounting fees and expenses                     $  5,000.00

           Legal fees and expenses                          $  3,000.00

           Miscellaneous fees and expenses                  $ 17,500.00

           Total                                            $ 27,512.45


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification by the Registrant of all persons the Registrant may indemnify under Section 145 to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation further provides that the liability of its directors is eliminated to the fullest extent permitted by the Delaware General Corporation Law. These provisions in the Certificate of Incorporation do not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with all of its officers and directors.

ITEM 16.  EXHIBITS


                    EXHIBIT
                     NUMBER   DESCRIPTION OF DOCUMENT
                     ------   -----------------------

                    4.1  Specimen of Common Stock certificate of the Registrant, incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement Form S-1 No.
                              33-38363.

                    4.2  Convertible Debenture and Warrant Purchase Agreement,
                              incorporated by reference to Exhibit 10.41 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.


                                       II-1


                    4.3  Registration Rights Agreement, incorporated by
                              reference to Exhibit 4.12 of the Registrant's
                              Quarterly Report Form 10-Q filed on August 16,
                              1999.

                    4.5  Form of 8.5% Convertible Debenture due 2001,
                              incorporated by reference to Exhibit 10.42 of the Registrant's Quarterly Report Form 10-Q filed on
                              August 16, 1999.

                    4.6  Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 10.43 of the Registrant's
                              Quarterly Report Form 10-Q filed on August 16,
                              1999.

                    4.7  Common Stock Purchase Warrant issued by the Registrant on February 23, 1999 to Petkevich & Partners, LLC.

                    4.8  Structured Equity Line Flexible Financing Agreement,
                              incorporated by reference to Exhibit 10.40 of the Registrant's Quarterly Report on Form 10-Q filed on August 16, 1999.

                    4.9  Registration Rights Agreement, incorporated by reference to Exhibit 4.11 of the Registrant's Quarterly Report
                              Form 10-Q filed on August 16, 1999.

                    4.10 Form of Common Stock Purchase Warrant, incorporated by reference to Exhibit 10.41 of the Registrant's
                              Quarterly Report Form 10-Q filed on August 16, 1999.

                    5.1  Opinion of Pillsbury Madison & Sutro LLP.

                   23.1  Consent of Ernst & Young LLP, Independent Auditors.

                    1.2  Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Amendment No. 1 to
                              Registration Statement).

                    1.1  Power of Attorney*



                                            * Previously filed.


ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on February 10, 2000.


                       CYGNUS, INC.


                       By                 /s/ JOHN C HODGMAN
                                          ------------------
                                            John C Hodgman
                            Chairman, Chief Executive Officer & President





         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


               Name                                      Title                             Date
               ----                                      -----                             ----
               *                        Chairman, Chief Executive Officer &          February 10, 2000
               -                        President  (Principal Executive
         John C Hodgman                 Officer)

               *                        Chief Financial Officer and Senior           February 10, 2000
               -                        Vice President, Finance (Principal
         Craig W. Carlson               Accounting Officer)

               *                        Director                                     February 10, 2000
               -
         Frank T. Cary

               *                        Director; Chairman Emeritus of the           February 10, 2000
               -                        Board of Directors
         Gary W. Cleary, Ph.D.

               *                        Vice Chairman of the Board of                February 10, 2000
               -                        Directors
         Andre T. Marion

               *                        Director                                     February 10, 2000
               -
         Richard G. Rogers

               *                        Director                                     February 10, 2000
               -
         Walter B. Wriston

*By:  /s/ JOHN C HODGMAN
      ------------------
         John C Hodgman                 Attorney-in-Fact                             February 10, 2000


                                  EXHIBIT INDEX

         EXHIBIT
         NUMBER          DESCRIPTION OF DOCUMENT
         -------         -----------------------
           4.7           Common Stock Purchase Warrant issued by Registrant
                         on February 23, 1999 to Petkevich & Partners, LLC.

           5.1           Opinion of Pillsbury Madison & Sutro LLP.

           23.1          Consent of Ernst & Young LLP, Independent Auditors.

           23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Amendment No. 1 Registration Statement).

           1.1           Power of Attorney*



                         *Previously filed.